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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Date: September 17, 2007

                        Commission File Number 001-12510

                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On September 17, 2007,  Koninklijke  Ahold N.V.  ("Ahold" or the "Company")
announced that it has repurchased 11,702,830 of its own common shares in the period from September 10, 2007 up to and including September 14, 2007.

     This Form 6-K is incorporated by reference into the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No. 333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068).
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                         KONINKLIJKE AHOLD N.V.


                                               /s/ P.N. Wakkie
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Date: September 17, 2007                 By:    P.N. Wakkie
                                         Title: EVP & Chief Corporate Governance
                                                Counsel
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                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit        Description
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99.1           Ahold press release,  dated September 17, 2007, announcing that it has repurchased 11,702,830 of its own common shares in the period from September 10, 2007 up to and including September 14, 2007.